UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August, 2012

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION INCLUDED IN THIS REPORT

1.	English translation of a company announcement made on July 31, 2012 regarding the Consolidated Business Results for the First Quarter of the Fiscal Year Ending March 31, 2013 (U.S. GAAP).

2.	English translation of a company announcement made on July 31, 2012 regarding Revision of Projections for the Fiscal Year Ending March 31, 2013(Consolidated and Non-consolidated)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: August 2, 2012	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: July 31, 2012
URL: http://www.komatsu.com/

Consolidated Business Results for the First Quarter of the Fiscal Year Ending

March 31, 2013 (U.S. GAAP)

1. Results for the First Quarter of the Fiscal Year Ending March 31, 2013

(Amounts are rounded to the nearest million yen)

(1) Consolidated Financial Highlights

Millions of yen except per share amounts

	First quarter ended June 30, 2012	First quarter ended June 30, 2011	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Net sales	469,948	494,177	(24,229)	(4.9)%
Operating income	55,718	68,369	(12,651)	(18.5)%
Income before income taxes and equity in earnings of affiliated companies	51,242	68,441	(17,199)	(25.1)%
Net income attributable to Komatsu Ltd.	32,124	55,706	(23,582)	(42.3)%
Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥33.73	¥57.55	¥(23.82)
Diluted	¥33.71	¥57.50	¥(23.79)

Note:	Comprehensive income (loss):

  First quarter period ended June 30, 2012:    (6,979) millions of yen

  First quarter period ended June 30, 2011:     45,305 millions of yen

(2) Consolidated Financial Position

Millions of yen except per share amounts

	As of June 30, 2012	As of March 31, 2012
Total assets	2,244,293	2,320,529
Total equity	1,025,791	1,057,457
Komatsu Ltd. shareholders’ equity	983,324	1,009,696
Komatsu Ltd. shareholders’ equity ratio	43.8%	43.5%
Komatsu Ltd. shareholders’ equity per share (Yen)	¥1,032.54	¥1,060.31

2. Dividends

(For the fiscal years ended March 31, 2012 and ending March 31, 2013)

	2012	2013 Projections
Cash dividends per share (Yen)
First quarter period
Interim (Second quarter period)	21	24
Third quarter period
Year-end	21	24

Total	42	48

Note: Changes in the projected cash dividend as of July 31, 2012: None

3. Projections for the Fiscal Year Ending March 31, 2013

(From April 1, 2012 to March 31, 2013)

Millions of yen except per share amounts

	The first half of the year		The full fiscal year
		Changes		Changes
Net sales	940,000	(4.7)%	1,970,000	(0.6)%
Operating income	111,000	(16.5)%	262,000	2.2%
Income before income taxes and equity in earnings of affiliated companies	105,000	(19.4)%	252,000	1.0%
Net income attributable to Komatsu Ltd.	64,000	(32.4)%	157,000	(6.0)%
Net income attributable to Komatsu Ltd. per share (basic) (Yen)	¥ 67.20		¥ 164.86

Notes:	1) Changes in the projected consolidated business results as of July 31, 2012: Yes

   2) Percentages shown above represent the rates of change compared with the corresponding periods a year ago.

4. Others

(1)	Changes in important subsidiaries during the first quarter period under review: None

(2)	Use of simplified accounting procedures and adoption of specific accounting procedures for the preparation of consolidated quarterly financial statements: None

(3)	Changes in Significant Accounting Rules, Procedures and Presentation and Changes in Significant Accounting Policies and Estimates

1)	Changes in accounting policies due to the revision of accounting standards and other regulations: Yes The Company adopted the Accounting Standards Update (ASU) 2011-05, Presentation of Comprehensive Income, starting in the first quarter period of FY2012, ending March 31, 2013. The Update requires an entity to report comprehensive income either in a single continuous financial statement (one-statement approach) or in two separate but consecutive statements (two-statement approach). Concerning ASU2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in ASU 2011-05, however, the effective date for amendments to the presentation of reclassification of items out of other comprehensive income has been deferred. ASU2011-05 being a disclosure regulation, such adoption did not have any impact on the Company’s financial position and results of operations.

2)	Change in other matters except for 1) above: None

(4)	Number of common shares outstanding

1)	The numbers of common shares issued (including treasury stock) were as follows:

As of June 30, 2012:        983,130,260 shares

As of March 31, 2012:     983,130,260 shares

2)	The numbers of shares of treasury were as follows:

As of June 30, 2012:     30,796,452 shares

As of March 31, 2012:  30,869,238 shares

3)	The weighted average numbers of common shares outstanding were as follows:

First quarter period ended June 30, 2012:    952,310,027 shares

First quarter period ended June 30, 2011:    967,942,471 shares

Appendix

Management Performance and Financial Conditions

(1) Outline of Operations and Business Results	P.7

(2) Financial Conditions	P.11

(3) Projections for the Fiscal Year Ending March 31, 2013	P.12

Consolidated Financial Statements

(1) Consolidated Balance Sheets	P.14

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	P.16

(3) Consolidated Statements of Equity	P.18

(4) Consolidated Statements of Cash Flows	P.19

(5) Note to the Going Concern Assumption	P.20

(6) Business Segment Information	P.20

(7) Note in Case of a Notable Changes in the Amount of Shareholders’ Equity	P.20

Management Performance and Financial Conditions

(1) Outline of Operations and Business Results

Under the “Global Teamwork for Tomorrow” mid-range management plan for three years, to be completed in the fiscal year ending March 31, 2013, Komatsu Ltd. (“Company”) and its consolidated subsidiaries (together “Komatsu”) are focusing efforts on 1) promotion of ICT (Information and Communication Technology) applications to products and parts, 2) further advancement of environmental friendliness and safety in machine performance, 3) expansion of sales and service operations in Strategic Markets, and 4) promotion of continuous Kaizen (improvement) by strengthening workplace capability.

For the first quarter (three months from April 1 to June 30, 2012), consolidated net sales declined by 4.9% from the corresponding period a year ago, to JPY469.9 billion (USD5,874 million, at USD1=JPY80). In the construction, mining and utility equipment business, while sales of mining equipment and its parts and service advanced, those of construction equipment dropped to about half in China. In addition, the Japanese yen appreciated against the U.S. dollar and Euro more than the corresponding period a year ago. As a result, first-quarter sales declined from the corresponding period a year ago. In the industrial machinery and others business, first-quarter sales declined from the corresponding period a year ago, as adversely affected by a sharp drop in sales of wire saws for use in slicing silicon ingots for the solar cell market. Although Komatsu worked to continuously improve selling prices and production costs, first-quarter profits were adversely affected by declined volume of sales coupled with higher appreciation of the Japanese yen against the U.S. dollar and Euro compared to the corresponding period a year ago. Specifically, operating income for the first quarter declined by 18.5% to JPY55.7 billion (USD696 million), which translated into an operating income ratio of 11.9%, a decline of 1.9 points. Income before income taxes and equity in earnings of affiliated companies decreased by 25.1% to JPY51.2 billion (USD641 million). Net income attributable to Komatsu Ltd. amounted to JPY32.1 billion (USD402 million), down 42.3%.

Concerning assistance efforts for restoration and reconstruction of the regions devastated by the Great East Japan Earthquake and tsunami, Komatsu has continuously offered free-of-charge lending of construction equipment, forklift trucks, temporary housing units and other equipment as well as scholarships for college students who were adversely affected by this disaster. In May this year, Komatsu decided to provide additional assistance worth JPY800 million (total assistance in value: JPY2.8 billion). Komatsu is going to continue group-wide assistance efforts into the future.

[Markets as Positioned by Komatsu]

Traditional Markets	Japan, North America and Europe
Strategic Markets	China, Latin America, Asia, Oceania, Africa, Middle East and CIS

[Consolidated Financial Highlights]		Millions of yen
	First quarter ended June 30, 2012 1USD=JPY80.6 1EUR=JPY104.6 1RMB=JPY12.8	First quarter ended June 30, 2011 1USD=JPY81.2 1EUR=JPY118.3 1RMB=JPY12.5	Changes
	[A]	[B]	[(A-B)/B]

Net sales	469,948	494,177	(4.9)%
Construction, Mining and Utility Equipment	429,776	436,630	(1.6)%
Industrial Machinery and Others	43,086	60,569	(28.9)%
Elimination	(2,914)	(3,022)	—
Segment profit	55,264	68,112	(18.9)%
Construction, Mining and Utility Equipment	54,202	60,886	(11.0)%
Industrial Machinery and Others	2,376	8,844	(73.1)%
Corporate & elimination	(1,314)	(1,618)	—
Operating income	55,718	68,369	(18.5)%
Income before income taxes and equity in earnings of affiliated companies	51,242	68,441	(25.1)%
Net income attributable to Komatsu Ltd.	32,124	55,706	(42.3)%

*	Unless otherwise noted, all sales by segments in this report indicate the amounts before elimination of inter-segment transactions.

Construction, Mining and Utility Equipment

In the construction equipment sector, while Chinese demand for hydraulic excavators dropped to about half in the first quarter under review from the corresponding period a year ago, demand for construction equipment grew in other Strategic markets and in Japan and North America of Traditional Markets. However, this failed to compensate for the reduced demand in China. As a result, global demand for construction equipment turned downward in the first quarter. In the mining equipment sector, demand for equipment, parts and service advanced albeit with some adverse effects of lowered prices of some commodities, such as coal. In addition, the Japanese currency appreciated higher against the U.S. dollar and Euro than the corresponding period a year ago. As a result, first-quarter sales of construction, mining and utility equipment decreased by 1.6% from the corresponding period a year ago, to JPY429.7 billion (USD5,372 million). Segment profit declined by 11.0% to JPY54.2 billion (USD678 million).

During the first quarter under review, Komatsu engaged in continuous efforts to improve production costs, such as the 30% productivity improvement campaign at Japanese plants, worked to sharpen its corporate strength for high profitability, capable of flexibly responding to foreign exchange and market demand fluctuations, and stepped up efforts to reduce electric power consumption at Japanese plants. With respect to products, Komatsu launched new emission standards-compliant models in Japan in July this year, following North America and Europe. Together with these products, Komatsu began offering the KOMATSU CARE complimentary service program. Komatsu also worked to expand sales of HB205 and 215LC hybrid hydraulic excavators around the world.

[Sales to outside customers of Construction, Mining and Utility Equipment by Region]	Millions of yen

	First quarter ended June 30, 2012	First quarter ended June 30, 2011	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Japan	62,552	61,436	1,116	1.8%
Americas	125,308	106,173	19,135	18.0%
Europe & CIS	49,839	53,556	(3,717)	(6.9)%
China	40,750	75,454	(34,704)	(46.0)%
Asia* & Oceania	122,823	109,109	13,714	12.6%
Middle East & Africa	27,649	29,596	(1,947)	(6.6)%

Total	428,921	435,324	(6,403)	(1.5)%

*	Excluding Japan and China

Japan

The number of used equipment in surplus exported from Japan, which had outnumbered demand for new equipment since around 2000, has reached bottom, and since the Great East Japan Earthquake, demand has grown for construction equipment for use in restoration and reconstruction, centering on rental companies in eastern Japan. As a result, demand steadily increased and first-quarter sales improved from the corresponding period a year ago.

Komatsu launched new emission standards-compliant models in Japan in July this year, following North America and Europe. Together with these products, Komatsu began offering the KOMATSU CARE. In the utility equipment business, Komatsu embarked on the market introduction, initially in Japan, of the FH series forklift trucks powered by the hydrostatic transmission which features Komatsu’s technological expertise in hydraulics and controls of construction equipment accumulated over the years.

Americas

In North America, where recovery of demand in the housing sector has picked up momentum, demand for equipment has remained strong in the rental, energy development and mining industries. As a result, demand increased from the corresponding period a year ago. Komatsu concerted aggressive efforts to further expand sales of new emission standards-compliant models, which it launched last year. In concert with sales efforts, Komatsu also emphasized after-sales product support under the KOMATSU CARE.

In Latin America, demand for mining equipment remained brisk, centering on Chile and Brazil, while demand for construction equipment stayed on a softened note in Brazil, the largest market of the region. As a result, overall demand for equipment increased steadily, and first-quarter sales in the Americas improved from the corresponding period a year ago.

Europe & CIS

While concerns over economic slowdown remained against the backdrop of fiscal problems, demand increased steadily in the major markets of Germany, France and the United Kingdom. In CIS, demand continued to increase on a bright note especially in gold mines and civil engineering and construction. However, as the Japanese yen appreciated higher against the Euro than the corresponding period a year ago, sales in Europe and CIS declined for the first quarter under review.

In Europe, Komatsu concerted efforts to further expand sales of new emission standards-compliant models, which it launched last year. In CIS, Komatsu opened the Komatsu Lab, a construction and road equipment laboratory, at the Pacific National University (PNU) in April this year, based on an agreement with PNU and the State Government of Khabarovsk in October last year to develop human resources for construction, mining and road construction equipment in far eastern Russia.

China

Although the government introduced the credit easing measure, there were still no clear signs for new projects to start. Demand for hydraulic excavators dropped to almost half in the first quarter under review from the corresponding period a year ago, and first-quarter sales dropped sharply from the corresponding period a year ago. Komatsu focused efforts to expand sales of hybrid hydraulic excavators and increased their sales to account for about 20% of all 20-ton class hydraulic excavator units sold. Based on its projection to further expand sales of hybrid hydraulic excavators in the mid to long-term range, Komatsu began their assembly in China.

Asia & Oceania

In Indonesia, the largest market of Southeast Asia, while demand for equipment began to slow down in the mining industry, as particularly affected by the falling price of thermal coal, demand for equipment remained brisk in the civil engineering, agricultural and forestry industries. In Thailand, demand advanced for use in the reconstruction of area damaged by the flood last year. In Australia, coupled with strong demand for mining equipment, that for construction equipment also increased steadily. Reflecting these market conditions, first-quarter sales in Asia & Oceania improved from the corresponding period a year ago.

Middle East & Africa

While demand for mining equipment remained strong in Africa, unstable political conditions continued in some countries. As a result, first-quarter sales in the Middle East & Africa decreased from the corresponding period a year ago. In Africa, Komatsu continued to strengthen sales and product support operations, as it anticipates mid- to long-range continuous market growth in mine and infrastructure development. Specific measures undertaken include the market introduction of KOMTRAX (Komatsu Machine Tracking System)-installed standard construction equipment in South Africa, applications of KOMTRAX information to sales promotion, and joint establishment of new parts depots with our distributors which opened in April 2012, and are operated jointly in Southern Africa.

Industrial Machinery and Others

During the first quarter under review, sales of large presses and machine tools, which are used to make automotive engines, increased, and sales by Gigaphoton Inc. were included. Meanwhile, sales of wire saws, which are used to slice silicon ingots for solar cells, plunged sharply, and sales of temporary housing units dropped. As a result, first-quarter sales of the industrial machinery and others business declined 28.9% from the corresponding period a year ago, to JPY43.0 billion (USD539 million). Segment profit decreased by 73.1% to JPY2.3 billion (USD30 million).

(2) Financial Conditions

As of June 30, 2012, total assets declined by JPY76.2 billion from the previous fiscal year-end, to JPY2,244.2 billion (USD28,054 million), mainly due to decreased trade notes and accounts receivable. Interest-bearing debt increased by JPY8.1 billion from the previous fiscal year-end, to JPY655.9 billion (USD8,199 million), largely reflecting long-term debt financing. Komatsu Ltd. shareholders’ equity decreased by JPY26.3 billion from the previous fiscal year-end, to JPY983.3 billion (USD12,292 million), mainly due to a decrease in foreign currency translation adjustments against the backdrop of the Japanese currency’s appreciation. As a result, Komatsu Ltd. shareholders’ equity ratio increased by 0.3 points from the previous fiscal year-end, to 43.8%. Net debt-to-equity ratio* was 0.58, compared to 0.56 as of the previous fiscal year-end.

*	Net debt-to-equity ratio = (Interest-bearing debt – Cash and cash equivalents – Time deposits) / Komatsu Ltd. shareholders’ equity

For the first quarter period under review, net cash provided by operating activities amounted to JPY40.0 billion (USD500 million), compared to JPY5.9 billion for net cash used in operating activities for the corresponding period a year ago. This increase mainly due to decreased trade notes and accounts receivable. Net cash used in investing activities totaled JPY28.3 billion (USD355 million), an increase of JPY1.9 billion from the corresponding period a year ago, mainly due to the purchase of fixed assets. Net cash used in financing activities amounted to JPY1.7 billion (USD21 million), mainly due to the payment of long-term debt which was more than long- and short-term debt financings, compared to JPY32.6 billion for net cash provided for the corresponding period a year ago. In addition, after adding the effects of foreign exchange fluctuations, cash and cash equivalents, as of June 30, 2012, totaled JPY89.7 billion (USD1,122 million), an increase of JPY6.6 billion from the previous fiscal year-end.

(3) Projections for the Fiscal Year Ending March 31, 2013

In the construction, mining and utility equipment business, we have considered the following major risks of demand downturns. The recovery of Chinese demand is slower than initially projected. Indonesian demand for mining equipment is softening mainly against the backdrop of falling prices of thermal coal. In the industrial machinery and others business, we are facing the market conditions, which are more challenging than initially anticipated, of wire saws for use in slicing silicon ingots for the solar cell market. In addition to these market conditions, we have also considered adverse effects of the Japanese yen’s appreciation on business results. Accordingly, we have revised our projections of April 26, 2012 concerning sales and profits of consolidated business results for the first six-month period (April 1 – September 30, 2012) of the fiscal year ending March 31, 2013 and for the full fiscal year (April 1, 2012 – March 31, 2013).

Concerning the foreign exchange rates, which are preconditions for our current projections, we have assumed them as follows: USD1=JPY79, EUR1=JPY97 and RMB1=JPY12.5 in the second, third and fourth quarters. Average full-year rates will be as follows: USD1=JPY79, EUR1=JPY99 and RMB1=JPY12.6.

(Ref: USD1=JPY80, EUR1=JPY105 and RMB1=JPY12.8 as announced on April 26, 2012)

1)	Revision of projections for the first six-month period ending March 31, 2013

Millions of yen except per share amounts

	Earlier projection	Current projection	Changes Increase (Decrease)		Results for the first 6 months
	(A)	(B)	[B-A]	[(B-A)/A]	of FY 2011
Net sales	1,010,000	940,000	(70,000)	(6.9)%	985,867
Operating income	142,000	111,000	(31,000)	(21.8)%	132,949
Income before income taxes and equity in earnings of affiliated companies	138,000	105,000	(33,000)	(23.9)%	130,243
Net income attributable to Komatsu Ltd.	84,000	64,000	(20,000)	(23.8)%	94,675
Net income attributable to Komatsu Ltd. per share (Yen)	¥88.21	¥67.20			¥97.82

2)	Revision of projections for the fiscal year ending March 31, 2013

Millions of yen except per share amounts

	Earlier projection	Current projection	Changes Increase (Decrease)		Results for
	(A)	(B)	[B-A]	[(B-A)/A]	FY 2011
Net sales	2,100,000	1,970,000	(130,000)	(6.2)%	1,981,763
Operating income	315,000	262,000	(53,000)	(16.8)%	256,343
Income before income taxes and equity in earnings of affiliated companies	308,000	252,000	(56,000)	(18.2)%	249,609
Net income attributable to Komatsu Ltd.	190,000	157,000	(33,000)	(17.4)%	167,041
Net income attributable to Komatsu Ltd. per share (Yen)	¥199.53	¥164.86			¥173.47

[Reference]

Projections of the Company for the Fiscal Year Ending March 31, 2013

As in the case of consolidated business results, we have considered delaying recovery of demand in China, a risk of lowering demand in Indonesia in the construction, mining and utility equipment business, and adverse effects of the foreign exchange rates on business results. Accordingly, we have revised our projections of April 26, 2012 concerning sales and profits of non-consolidated business results for the fiscal year ending March 31, 2013.

Millions of yen except per share amounts

	Earlier projection	Current projection	Changes Increase (Decrease)		Results for
	(A)	(B)	[B-A]	[(B-A)/A]	FY 2011
Net sales	930,000	810,000	(120,000)	(12.9)%	851,139
Operating profit	90,000	54,000	(36,000)	(40.0)%	55,338
Ordinary profit	120,000	84,000	(36,000)	(30.0)%	88,079
Net income	89,000	65,000	(24,000)	(27.0)%	92,593
Net income per share (Yen)	¥93.41	¥68.22			¥96.10

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Consolidated Financial Statements

(1) Consolidated Balance Sheets

Assets

Millions of yen

	As of June 30, 2012		As of March 31, 2012
		Ratio (%)		Ratio (%)
Current assets
Cash and cash equivalents	¥89,776		¥83,079
Time deposits	344		907
Trade notes and accounts receivable	478,892		559,749
Inventories	615,400		612,359
Deferred income taxes and other current assets	146,298		144,278

Total current assets	1,330,710	59.3	1,400,372	60.3

Long-term trade receivables	193,243	8.6	184,294	8.0

Investments
Investments in and advances to affiliated companies	19,778		20,565
Investment securities	46,359		54,192
Other	2,300		2,582

Total investments	68,437	3.0	77,339	3.3

Property, plant and equipment
- Less accumulated depreciation and amortization	521,955	23.3	529,656	22.8

Goodwill	30,569	1.4	31,229	1.4
Other intangible assets
- Less accumulated amortization	55,619	2.5	57,953	2.5
Deferred income taxes and other assets	43,760	1.9	39,686	1.7

Total	¥2,244,293	100.0	¥2,320,529	100.0

Liabilities and Equity

Millions of yen

	As of June 30, 2012		As of March 31, 2012
		Ratio (%)		Ratio (%)
Current liabilities
Short-term debt	¥227,659		¥215,824
Current maturities of long-term debt	132,752		119,457
Trade notes, bills and accounts payable	249,873		273,460
Income taxes payable	16,418		23,195
Deferred income taxes and other current liabilities	208,157		231,774

Total current liabilities	834,859	37.2	863,710	37.2

Long-term liabilities
Long-term debt	295,521		312,519
Liability for pension and retirement benefits	49,943		50,685
Deferred income taxes and other liabilities	38,179		36,158

Total long-term liabilities	383,643	17.1	399,362	17.2

Total liabilities	1,218,502	54.3	1,263,072	54.4

Komatsu Ltd. shareholders’ equity
Common stock	67,870		67,870
Capital surplus	138,384		138,384
Retained earnings:
Appropriated for legal reserve	38,250		37,954
Unappropriated	963,160		951,395
Accumulated other comprehensive income (loss)	(180,924)		(142,389)
Treasury stock	(43,416)		(43,518)

Total Komatsu Ltd. shareholders’ equity	983,324	43.8	1,009,696	43.5

Noncontrolling interests	42,467	1.9	47,761	2.1

Total equity	1,025,791	45.7	1,057,457	45.6

Total	¥2,244,293	100.0	¥2,320,529	100.0

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

Millions of yen except per share amounts

	First quarter ended June 30, 2012		First quarter ended June 30, 2011
		Ratio (%)		Ratio (%)
Net sales	¥469,948	100.0	¥494,177	100.0
Cost of sales	343,155	73.0	356,637	72.2
Selling, general and administrative expenses	71,529	15.2	69,428	14.0
Other operating income, net	454	0.1	257	0.1

Operating income	55,718	11.9	68,369	13.8

Other income (expenses), net	(4,476)		72
Interest and dividend income	1,316	0.3	1,295	0.3
Interest expense	(2,123)	(0.5)	(1,888)	(0.4)
Other, net	(3,669)	(0.8)	665	0.1

Income before income taxes and equity in earnings of affiliated companies	51,242	10.9	68,441	13.8

Income taxes	17,144	3.6	11,136	2.3
Income before equity in earnings of affiliated companies	34,098	7.3	57,305	11.6
Equity in earnings of affiliated companies	230	0.0	581	0.1
Net income	34,328	7.3	57,886	11.7
Less net income attributable to noncontrolling interests	(2,204)	(0.5)	(2,180)	(0.4)

Net income attributable to Komatsu Ltd.	¥32,124	6.8	¥55,706	11.3

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	33.73		57.55
Diluted	33.71		57.50

Consolidated Statements of Comprehensive Income

Millions of yen

	First quarter ended June 30, 2012	First quarter ended June 30, 2011
Net income	¥34,328	¥57,886
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments	(38,800)	(10,662)
Net unrealized holding gains (losses) on securities available for sale	(4,432)	(2,243)
Pension liability adjustments	564	(196)
Net unrealized holding gains (losses) on derivative instruments	1,361	520

Total	(41,307)	(12,581)

Comprehensive income (loss)	(6,979)	45,305
Comprehensive income (loss) attributable to noncontrolling interests	(568)	1,743

Comprehensive income (loss) attributable to Komatsu Ltd.	¥(6,411)	¥43,562

(3) Consolidated Statements of Equity

First quarter ended June 30, 2012	Millions of yen

			Retained earnings		Accumulated		Total
	Common stock	Capital surplus	Appropriated for legal reserve	Unappropriated	other comprehensive income (loss)	Treasury stock	Komatsu Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	¥67,870	¥138,384	¥37,954	¥951,395	¥(142,389)	¥(43,518)	¥1,009,696	¥47,761	¥1,057,457
Cash dividends				(20,009)			(20,009)	(4,760)	(24,769)
Transfer to retained earnings appropriated for legal reserve			296	(296)			—		—
Other changes							—	34	34
Net income				32,124			32,124	2,204	34,328
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(36,162)		(36,162)	(2,638)	(38,800)
Net unrealized holding gains (losses) on securities available for sale					(4,432)		(4,432)	—	(4,432)
Pension liability adjustments					559		559	5	564
Net unrealized holding gains (losses) on derivative instruments					1,500		1,500	(139)	1,361

Comprehensive income (loss)							(6,411)	(568)	(6,979)

Issuance and exercise of stock acquisition rights							—		—
Purchase of treasury stock						(5)	(5)		(5)
Sales of treasury stock				(54)		107	53		53
Balance at June 30, 2012	¥67,870	¥138,384	¥38,250	¥963,160	¥(180,924)	¥(43,416)	¥983,324	¥42,467	¥1,025,791

First quarter ended June 30, 2011	Millions of yen

			Retained earnings		Accumulated		Total
	Common stock	Capital surplus	Appropriated for legal reserve	Unappropriated	other comprehensive income (loss)	Treasury stock	Komatsu Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	¥67,870	¥140,523	¥34,494	¥847,153	¥(131,059)	¥(35,138)	¥923,843	¥48,837	¥972,680
Cash dividends				(19,369)			(19,369)	(6,063)	(25,432)
Transfer to retained earnings appropriated for legal reserve			2,653	(2,653)			—		—
Other changes							—	(3,881)	(3,881)
Net income				55,706			55,706	2,180	57,886
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(10,241)		(10,241)	(421)	(10,662)
Net unrealized holding gains (losses) on securities available for sale					(2,243)		(2,243)		(2,243)
Pension liability adjustments					(196)		(196)		(196)
Net unrealized holding gains (losses) on derivative instruments					536		536	(16)	520

Comprehensive income (loss)							43,562	1,743	45,305

Issuance and exercise of stock acquisition rights		(61)					(61)		(61)
Purchase of treasury stock						(216)	(216)		(216)
Sales of treasury stock		120				178	298		298
Balance at June 30, 2011	¥67,870	¥140,582	¥37,147	¥880,837	¥(143,203)	¥(35,176)	¥948,057	¥40,636	¥988,693

(4) Consolidated Statements of Cash Flows

Millions of yen

	First quarter ended June 30, 2012	First quarter ended June 30, 2011
Operating activities
Net income	¥34,328	¥57,886
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	21,138	20,356
Deferred income taxes	2,540	(5,605)
Net loss (gain) from sale of investment securities and subsidiaries	70	(130)
Net loss (gain) on sale of property	(132)	(236)
Loss on disposal of fixed assets	272	388
Pension and retirement benefits, net	359	(838)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	47,612	5,160
Decrease (increase) in inventories	(33,942)	(57,626)
Increase (decrease) in trade payables	(20,090)	(14,083)
Increase (decrease) in income taxes payable	(5,868)	(18,466)
Other, net	(6,268)	7,249

Net cash provided by (used in) operating activities	40,019	(5,945)

Investing activities
Capital expenditures	(32,382)	(24,067)
Proceeds from sale of property	2,304	2,991
Proceeds from sale of available for sale investment securities	418	410
Purchases of available for sale investment securities	(1)	(333)
Acquisition of subsidiaries and equity investees, net of cash acquired acquacquired	283	(5,107)
Collection of loan receivables	591	213
Disbursement of loan receivables	(206)	(61)
Decrease (increase) in time deposits, net	614	(504)

Net cash provided by (used in) investing activities	(28,379)	(26,458)

Financing activities
Proceeds from long-term debt	37,480	61,355
Repayments on long-term debt	(32,932)	(7,740)
Increase (decrease) in short-term debt, net	19,320	20,806
Repayments of capital lease obligations	(2,380)	(17,524)
Sale (purchase) of treasury stock, net	50	23
Dividends paid	(20,009)	(19,369)
Other, net	(3,244)	(4,925)

Net cash provided by (used in) financing activities	(1,715)	32,626

Effect of exchange rate change on cash and cash equivalents	(3,228)	(1,398)

Net increase (decrease) in cash and cash equivalents	6,697	(1,175)

Cash and cash equivalents, beginning of year	83,079	84,224

Cash and cash equivalents, end of period	¥89,776	¥83,049

(5) Note to the Going Concern Assumption

None

(6) Business Segment Information

1) Information by Operating Segments

(For the first quarter ended June 30, 2012)	Millions of yen

	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	428,921	41,027	469,948	—	469,948
Intersegment	855	2,059	2,914	(2,914)	—

Total	429,776	43,086	472,862	(2,914)	469,948

Segment profit	54,202	2,376	56,578	(1,314)	55,264

(For the first quarter ended June 30, 2011)	Millions of yen

	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	435,324	58,853	494,177	—	494,177
Intersegment	1,306	1,716	3,022	(3,022)	—

Total	436,630	60,569	497,199	(3,022)	494,177

Segment profit	60,886	8,844	69,730	(1,618)	68,112

Notes:	1) Business categories and principal products & services included in each operating segment are as follows:

a)	Construction, Mining and Utility Equipment

Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines & components, casting products, and logistics

b)	Industrial Machinery and Others

Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment, and others

2)	Transfers between segments are made at estimated arm’s-length prices.

2) Geographic Information

Net sales determined by customer location were as follows:

(For the first quarter ended June 30, 2012 and 2011)	Millions of yen

	Japan	Americas	Europe & CIS	China	Asia* & Oceania	Middle East & Africa	Total
FY2012	80,726	129,090	55,074	47,311	130,096	27,651	469,948
FY2011	83,931	109,062	53,646	101,904	116,033	29,601	494,177

*	Excluding Japan and China

(7) Note in Case of a Notable Changes in the Amount of Shareholders’ Equity

None

(end)

For Immediate Release

Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: July 31, 2012 URL: http://www.komatsu.com/

Revision of Projections for the Fiscal Year Ending March 31, 2013

(Consolidated and Non-consolidated)

Komatsu Ltd. (President & CEO: Kunio Noji) has revised the projection for consolidated results for the first six-month period ending September 30, 2012, and the projections for consolidated and non-consolidated results for the fiscal year ending March 31, 2013, which the Company announced on April 26, 2012.

1. Consolidated (U.S.GAAP)

1) Revision of projections for the first six-month period ending March 31, 2013

Millions of yen except per share amounts

	Earlier projection	Current projection	Changes Increase (Decrease)		Results for the first 6-month of FY2011
	(A)	(B)	[B-A]	[(B-A)/A]
Net sales	1,010,000	940,000	(70,000)	(6.9)%	985,867
Operating income	142,000	111,000	(31,000)	(21.8)%	132,949
Income before income taxes and equity in earnings of affiliated companies	138,000	105,000	(33,000)	(23.9)%	130,243
Net income attributable to Komatsu Ltd.	84,000	64,000	(20,000)	(23.8)%	94,675
Net income attributable to Komatsu Ltd. per share (Yen)	¥88.21	¥67.20			¥97.82

2) Revision of projections for the fiscal year ending March 31, 2013

Millions of yen except per share amounts

	Earlier projection	Current projection	Changes Increase (Decrease)		Results for FY 2011
	(A)	(B)	[B-A]	[(B-A)/A]
Net sales	2,100,000	1,970,000	(130,000)	(6.2)%	1,981,763
Operating income	315,000	262,000	(53,000)	(16.8)%	256,343
Income before income taxes and equity in earnings of affiliated companies	308,000	252,000	(56,000)	(18.2)%	249,609
Net income attributable to Komatsu Ltd.	190,000	157,000	(33,000)	(17.4)%	167,041
Net income attributable to Komatsu Ltd. per share (Yen)	¥199.53	¥164.86			¥173.47

2.	Non-Consolidated

Revision of projections for the fiscal year ending March 31, 2013

Millions of yen except per share amounts

	Earlier projection	Current projection	Changes Increase (Decrease)		Results for FY 2011
	(A)	(B)	[B-A]	[(B-A)/A]
Net sales	930,000	810,000	(120,000)	(12.9)%	851,139
Operating profit	90,000	54,000	(36,000)	(40.0)%	55,338
Ordinary profit	120,000	84,000	(36,000)	(30.0)%	88,079
Net income	89,000	65,000	(24,000)	(27.0)%	92,593
Net income per share (Yen)	¥93.41	¥68.22			¥96.10

<Reasons for the Revision>

[Consolidated]

In the construction, mining and utility equipment business, we have considered the following major risks of demand downturns. The recovery of Chinese demand is slower than initially projected. Indonesian demand for mining equipment is softening mainly against the backdrop of falling prices of thermal coal. In the industrial machinery and others business, we are facing the market conditions, which are more challenging than initially anticipated, of wire saws for use in slicing silicon ingots for the solar cell market. In addition to these market conditions, we have also considered adverse effects of the Japanese yen’s appreciation on business results. Accordingly, we have revised our projections of April 26, 2012 concerning sales and profits of consolidated business results for the first six-month period (April 1 – September 30, 2012) of the fiscal year ending March 31, 2013 and for the full fiscal year (April 1, 2012 – March 31, 2013).

Concerning the foreign exchange rates, which are preconditions for our current projections, we have assumed them as follows: USD1=JPY79, EUR1=JPY97 and RMB1=JPY12.5 in the second, third and fourth quarters. Average full-year rates will be as follows: USD1=JPY79, EUR1=JPY99 and RMB1=JPY12.6.

(Ref: USD1=JPY80, EUR1=JPY105 and RMB1=JPY12.8 as announced on April 26, 2012)

[Non-consolidated]

As in the case of consolidated business results, we have considered delaying recovery of demand in China, a risk of lowering demand in Indonesia in the construction, mining and utility equipment business, and adverse effects of the foreign exchange rates on business results. Accordingly, we have revised our projections of April 26, 2012 concerning sales and profits of non-consolidated business results for the fiscal year ending March 31, 2013 (April 1, 2012 – March 31, 2013).

(end)

2

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

3